Mail Stop 4561

January 9, 2007

By U.S. Mail and Facsimile (203) 338-3600

John A. Klein
Chairman, Chief Executive Officer, and President
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

Re: People's United Financial, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed December 20, 2006
File No. 333-138389

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have incorporated some proxy information into your registration statement; however, this information appears incomplete. Please revise this information to include a more comprehensive application of Rule 145. In addition, consider including two prospectuses in the registration statement to facilitate the investment decisions of each group.

2.   We note your response to our former comment 3; however, you have failed to change the text accordingly. Therefore, we reissue comment 3:

Please use no type size smaller than the type use predominantly in the prospectus. For examples that need to be changed, see pages 45, 52, 53, or 55.

Non-GAAP Financial Measures and Reconciliation to GAAP, page 39

3.   We note your response to comment 10 regarding non-GAAP financial measures, including your revisions to the alternative performance measure you present titled "Adjusted net income".

*   In particular, you revised the adjustment regarding securities losses to only back out the securities losses related to the "significant restructuring activities taking place in 2006." Accordingly, you no longer adjust the other periods for the recurring securities losses experienced during each of the other periods presented.
*   Your response does not adequately support how you determined that it was appropriate to continue to adjust for securities losses in light of the recurring nature of this item evidenced by the securities losses reported during each of periods presented and the prohibition in Item 10(e)(1)(ii) of Regulation S-K. That guidance states that a registrant must not "adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years."
*   Further, your response does not support why you believe it is appropriate to adjust for securities losses precipitated by two separate triggers (the decision to cease purchasing certain federal funds in the second quarter of 2006 and later the balance sheet restructuring occurring in the third quarter of 2006). This would seem to be further evidence of the recurring nature of these charges.
*   Accordingly, this adjustment appears to be prohibited by Item 10(e). Please revise the non-GAAP presentations throughout your document to eliminate this adjustment.

4.   We note your response to our previous comment 14. Item 10(e)(5) of Regulation S-K states that measures required to be reported by a system of regulation are excluded from non-GAAP disclosure requirements. The most relevant measure to the efficiency ratio that you present is the efficiency ratio as defined by your primary banking regulator. Please revise to include a reconciliation of the efficiency ratio as presented in your filing to the efficiency ratio calculation required by your primary banking regulator for your Thrift Financial Reports.

Employment Agreement & Change of Control Agreement, page 160

5.   In response to our former comment 20, you have provided estimated values for each change in control agreement; however, we note that Mr. Klein may choose the greater of payment under the change of control agreement or his employment agreement. Please revise your disclosure to reflect what the payment under his employment agreement would be as of a recent date.

Exhibit 5.1

6.   It appears that you have still limited your opinion to a specific group of persons. As we discussed in our last comment letter, you may limit reliance on your opinion with regard to purpose, but not person. Please revise.

Exhibit 8.1

7.   It appears that you have still limited your opinion to a specific group of persons. As we discussed in our last comment letter, you may limit reliance on your opinion with regard to purpose, but not person. Please revise.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: V. Gerard Comizio, Esq.
        Matthew Dyckman, Esq.
        Thacher Proffitt & Wood LLP
        1700 Pennsylvania Avenue, N.W.
        Suite 800
        Washington, D.C. 20006